

Mail Stop 4561

November 19, 2007

Marian Munz, Chief Executive Officer
Media Sentiment, Inc.
825 Van Ness Ave.
Suite 406-407, 4th Floor
San Francisco, CA 94109

> **Re: Media Sentiment, Inc.**
> **Amendment No. 1 to Registration Statement on**
> **Form SB-2**
> **Filed October 24, 2007**
> **File No. 333-144101**

Dear Mr. Munz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment one of our letter dated July 31, 2007. We continue to note that you disclose that the "sales price to the public is marked at $0.50 per share." It is not clear how you are able to mark the sale price to the public since the shareholders are not providing any consideration for the shares being distributed. Please revise to explain.

2. We note your response to comment two. We also note that you continue to disclose that this offering will be conducted pursuant to Rule 415 of Regulation C.

Please explain why the distribution to Debut Broadcasting Corporation, Inc.'s (DBI) shareholders is done on a delayed or continuous basis. Also, we note your response that this registration is in compliance with Rule 415(a)(1)(i) of Regulation C. The referenced rule and subsection preclude offerings by persons of which the registrant is a subsidiary. Since you are registering the distribution of your parent company, it is not clear how your response is correct. Please revise to clarify.

Summary, page 4

3. Please revise to clarify what continuing relationship you will have with your parent once your shares are spun off. If there will be no continuing relationship, please revise to discuss the relevance of the disclosure about the operations of DBI on page 5.

4. We note the disclosure on the top of page 6 that you may contact the OTCBB and seek sponsorship "upon our subsidiary becoming a reporting entity." Please revise to clarify the subsidiary you are referring to.

Risk Factors, page 7

5. We note your response to comment 10. Please revise to clarify the ownership percentage that the note holder would have compared to the shareholders who will receive shares in the spin-off.

Significant Employees, page 28

6. We note the revised disclosure on page 28 that Marian Munz and William White do not receive compensation for their duties as officers and instead receive pay for their services as independent contractors. In the appropriate section, please revise to describe the services that they provide as independent contractors. On page 48, we note that they are paid $300 per 8 hours worked. Since you disclose they do not receive pay for fulfilling their duties as officers, please revise to clarify if that means they also devote non-paid time to you outside of the independent contracting parameters.

7. We note the revised disclosure here in response to comment 23 that you carry out your business through independent contractors. Based on that response, it appears that independent contractors maintain and update your website and market your service to consumers. Since the independent contractors appear to be an integral part of your business, please revise to identify the material contractors and discuss the services that they perform for you. Include in such disclosure the material terms of the agreements controlling your relationships with contractors and file those agreements or explain why they should not be filed as exhibits.

Strategy, page 37

8. We note the revised disclosure on page 37 that Mr. Munz is assembling additional news sources and public companies to add value to your product. Please revise to quantify the number of companies you are currently able to provide "media sentiment" about.

9. We note your response to comment 40 and the revised disclosure on page 38 that you are differentiated from your competitors because you target individual investors and that you have an "edge" over such competitors because you provide near-real time sentiment analysis. Please provide us with the basis for the implication that your competitors do not target individual investors. Also provide us with the basis for the implication that none of your competitors are able to offer near-real time sentiment analysis.

Research and Development Expenditures, page 39

10. We note the additional disclosure that all your research and development is performed by independent contractors. Please revise to clarify if you have any ownership rights to the intellectual property developed and used by your company. Also, please revise to discuss the material terms of the contractor relationship you have that leads to the development of your products/services.

Management's Discussion and Analysis, page 41

11. We note the revised disclosure in response to comment 46. The results of operations disclosure should be substantially revised to provide shareholders with a more in-depth understanding of the changes in your line items discussing the reasons behind such changes.

12. We further note from the disclosure that a substantial portion of your revenues is derived from the "rental fees for use of your mailing and emailing distribution lists." As such, please revise to discuss this revenue earning activity in your Item 101 of Regulation SB and elaborate here. Also, for all periods where comparisons are discussed please disclose separately your revenues from the media sentiment business and your mail and email rental business.

Critical Accounting Policies, page 42

13. We have read your response to comment 50 and reviewed the corresponding disclosures. Your disclosures of critical accounting policies duplicate what is disclosed in your notes to the financial statements. While notes to the financial statements describe the method used to apply an accounting principle, your discussion within MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please expand your

disclosures accordingly.   Reference is made to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations".

Liquidity and Capital Resources, page 44

14. We note the revised disclosure here in response to comment 51. We reissue the comment.

15. We note the revised disclosure here that "management is of the opinion that sufficient working capital will be obtained." Please revise to discuss the basis for that opinion in light of your experience with generating cash from operations. Discuss the "external financing" that you will rely upon, unless you are only referring to the credit line and credit card.

16. Because the credit line appears to be a material source of cash for you, please revise to identify the source of credit line and discuss the repayment terms of such line.

Going Concern, page 44

17. We note the revised disclosure that you believe that your business "provides a realistic opportunity for the company to achieve profitability." Please revise to discuss the basis for this belief in light of your experience with recurring losses, the comparison of your assets and liabilities, and the substantial doubt raised by your auditors about your ability to continue as a going concern.

18. Please revise to provide the basis for the disclosure that your "continuing investment of time and money on the business of Media Sentiment products will improve the company's cash flow, and ability to raise additional capital. . . ." Also, discuss the nature of your continuing investment and discuss that in connection with the limited amount of time your management devotes to the company.

19. Please revise to disclose here the fact that your auditors have raised substantial doubt about your ability to continue as a going concern.

Certain Relationships and Related Transactions, page 45

20. Please revise to discuss the repayment terms associated with the two notes from your president and his wife.

21. Please revise to discuss the direct and/or indirect consideration received by your president or any principal shareholder as part of the reverse merger. Also, revise to quantify the consideration received from the sale of his shares in DBI to independent investors.

22. We note the revised disclosure that your president released DBI from its debt to him. Please revise to quantify those obligations and discuss the consideration he received, directly or indirectly, as part of the agreement to release DBI from the noted debt.

Rule 144 Shares, page 46

23. It is not clear from your disclosure on page 46 if you intend to state that the shares owned by DBI are able to be resold pursuant to Rule 144 absent registration. Please revise this disclosure since your parent is unable to rely upon Rule 144 and is currently distributing its shares.

Changes In And Disagreements with Accountants, page 51

24. We note your disclosures regarding the change in accountants. Please expand your disclosures to fully comply with the requirements outlined Item 304 of Regulation S-B.

Financial Statements and Notes

General

25. Please continue to monitor the updating requirements of item 310(g) of Regulation S-B.

26. We have read and considered your responses to comments 8, 21, 58, 61, and 62. We note that you continue to present the audited financial statements of California News Tech and Subsidiary, your parent corporation prior to the Debut Broadcasting acquisition, for the years ended December 31, 2006, 2005, and 2004. Your responses to our comments seem to indicate that the audited financial statements of your parent corporation are not fully indicative of your own activity. Please explain to us how you considered presenting your own financial statements on a stand-alone basis for the required periods. In your response to this comment, please tell us CNT's total revenues, expenses and carrying value of consolidated assets and liabilities, as reported in CNT's financial statements, that were not transferred to MSI. Also, compare these amounts to the revenues, expenses and carrying value of the assets and liabilities transferred to MSI. Reference is made to SAB Topic 1.B for things to consider when preparing financial statements of subsidiaries on a stand alone basis and Item 310(a) of Regulation S-B for the required periods to be filed.

Note 3. Going Concern and Liquidity, page F-9

27. We have read your response to comment 60 and reviewed the corresponding expanded disclosures. Your notes to the financial statements do not appear to have been revised and your expanded disclosures in your MD&A are not

sufficient in detail.   In addition, our request for representation from management to be included in the expanded disclosures has not been addressed.   Please disclose in detail your viable plan to overcome the Company's financial difficulties.   Accompany this disclosure with a representation from management that this plan is reasonably capable of removing the threat to the continuation of the business during the twelve month period following the most recent balance sheet presented.   Your disclosures in both the MD&A and your notes to the financial statements should be consistent.   See Section 607.02 of Financial Reporting Codification.

Comparative Statements of Operations, page F-16

28. Please refer also to notes 2 and 4 on pages F-20 and F-21 relating to fully diluted loss per share. We noted that the effect of assuming full conversion of the convertible notes was antidilutive. Please explain to us how you considered paragraph 16 of SFAS 128 in your computation of diluted per share amount. Also, revise to present loss per share amounts rounded to the nearest cent in order not to imply a greater degree of precision than exists.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the financial statements may be directed to Wilson Lee at (202) 551-3468, or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3495.

Sincerely,

Elaine Wolff
Branch Chief

cc: Kyleen Cane
        Fax No. 702-944-7100